November 10, 2022

Michael Purcell

Karina Dorin

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Zergratran SA, Inc.
Offering Statement on Form 1-A
Filed on October 31, 2022
File No. 024-12006

Dear Mr. Purcell and Ms. Dorin:

We acknowledge receipt of the comments in the letter dated November 9, 2022 from the Staff of the Division of Corporate Finance (the “Staff”) regarding the Offering Statement of Zergratran SA, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Form 1-A filed October 31, 2022

Cover Page

1.	We note your disclosure here and under Plan of Distribution and Selling Security holder continues to state that your offering will terminate at the earlier of the date at which the maximum amount has been sold or the date at which the offering is earlier terminated by the company at its sole discretion and reissue comment 2. Please revise your disclosure to comply with Rule 251(d)(3)(i)(F) of Regulation A as it appears that your offering may extend beyond three years.

The Company has revised the disclosure on the Cover Page and under the Plan of Distribution.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Zergratran SA, Inc. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow
Jamie Ostrow
Partner
CrowdCheck Law LLP

cc: Byron Bennett

Chief Executive Officer

Zergratran SA, Inc.